# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maplebear Inc., CIK 0001579091
CUSIP: 565394103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 BEALE STREET, SUITE 600, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001403169

## Reporting persons
- GCM GROSVENOR IC SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,653,606; sole dispositive power 0; shared dispositive power 3,653,606; aggregate amount beneficially owned 3,653,606 (1.5% of the class)
- GCM GROSVENOR IC SPV 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 487,318; sole dispositive power 0; shared dispositive power 487,318; aggregate amount beneficially owned 487,318 (0.2% of the class)
- GCM Special Opportunities Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GCM Investments GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,140,924; sole dispositive power 0; shared dispositive power 4,140,924; aggregate amount beneficially owned 4,140,924 (1.7% of the class)
- GCM Grosvenor L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,140,924; sole dispositive power 0; shared dispositive power 4,140,924; aggregate amount beneficially owned 4,140,924 (1.7% of the class)
- GCM, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,140,924; sole dispositive power 0; shared dispositive power 4,140,924; aggregate amount beneficially owned 4,140,924 (1.7% of the class)
- Grosvenor Capital Management Holdings, LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,140,924; sole dispositive power 0; shared dispositive power 4,140,924; aggregate amount beneficially owned 4,140,924 (1.7% of the class)
- GCM Grosvenor Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,140,924; sole dispositive power 0; shared dispositive power 4,140,924; aggregate amount beneficially owned 4,140,924 (1.7% of the class)
- GCM Grosvenor Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,140,924; sole dispositive power 0; shared dispositive power 4,140,924; aggregate amount beneficially owned 4,140,924 (1.7% of the class)
- GCM V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,140,924; sole dispositive power 0; shared dispositive power 4,140,924; aggregate amount beneficially owned 4,140,924 (1.7% of the class)
- Sacks Michael Jay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,140,924; sole dispositive power 0; shared dispositive power 4,140,924; aggregate amount beneficially owned 4,140,924 (1.7% of the class)

## Item 1. Issuer
Name of issuer: Maplebear Inc.

## Item 2. Person Filing
Name of person filing:
1. GCM Grosvenor IC SPV, LLC ("GCM SPV")

2. GCM Grosvenor IC SPV 2, LLC ("GCM SPV2")

3. GCM Special Opportunities Master Fund, Ltd. ("SOF")

4. GCM Investments GP, LLC ("GCM GP")

5. GCM Grosvenor L.P. ("GCM Grosvenor")

6. GCM, L.L.C.

7. Grosvenor Capital Management Holdings, LLLP ("Grosvenor Capital Holdings")

8. GCM Grosvenor Holdings, LLC ("GCM Holdings")

9. GCM Grosvenor Inc. ("GCM")

10. GCM V, LLC ("GCM V")

11. Michael J. Sacks

The foregoing persons are hereinafter sometimes referred to individually as a "Reporting Person" and collectively as the "Reporting Persons".

Each of the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that may be deemed to collectively beneficially own over 10% of the Issuer's outstanding shares of Common Stock (as defined below). This filing shall not be deemed to be an affirmation that such a group exists for purposes of the Exchange Act or for any other purpose or that any such Reporting Person is a beneficial owner of securities of the Issuer. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.
Address of principal business office or, if none, residence:
1. GCM Grosvenor IC SPV, LLC ("GCM SPV")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

2. GCM Grosvenor IC SPV 2, LLC ("GCM SPV2")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

3. GCM Special Opportunities Master Fund, Ltd. ("SOF")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

4. GCM Investments GP, LLC ("GCM GP")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

5. GCM Grosvenor L.P. ("GCM Grosvenor")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

6. GCM, L.L.C.
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

7. Grosvenor Capital Management Holdings, LLLP ("Grosvenor Capital Holdings")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

8. GCM Grosvenor Holdings, LLC ("GCM Holdings")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

9. GCM Grosvenor Inc. ("GCM")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

10. GCM V, LLC ("GCM V")
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611

11. Michael J. Sacks
c/o GCM Grosvenor
900 N. Michigan Avenue, Suite 1100
Chicago, Illinois 60611
Citizenship:
1. GCM Grosvenor IC SPV, LLC ("GCM SPV")
Delaware

2. GCM Grosvenor IC SPV 2, LLC ("GCM SPV2")
Delaware

3. GCM Special Opportunities Master Fund, Ltd. ("SOF")
Cayman Islands

4. GCM Investments GP, LLC ("GCM GP")
Delaware

5. GCM Grosvenor L.P. ("GCM Grosvenor")
Illinois

6. GCM, L.L.C.
Delaware

7. Grosvenor Capital Management Holdings, LLLP ("Grosvenor Capital Holdings")
Delaware

8. GCM Grosvenor Holdings, LLC ("GCM Holdings")
Delaware

9. GCM Grosvenor Inc. ("GCM")
Delaware

10. GCM V, LLC ("GCM V")
Delaware

11. Michael J. Sacks
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026, (i) GCM SPV beneficially owned 3,653,606 shares of Common Stock, (ii) GCM SPV2 beneficially owned 487,318 shares of Common Stock, and (iii) SOF beneficially owned 0 shares of Common Stock.

GCM GP, as the managing member of each of GCM SPV and GCM SPV2, may be deemed to beneficially own the 4,140,924 shares of Common Stock owned in the aggregate by GCM SPV and GCM SPV2.

GCM Grosvenor, as the investment manager of each of GCM SPV, GCM SPV2 and SOF, may be deemed to beneficially own the 4,140,924 shares of Common Stock owned in the aggregate by GCM SPV, GCM SPV2 and SOF.

GCM, L.L.C., as the general partner of GCM Grosvenor, may be deemed to beneficially own the 4,140,924 shares of Common Stock owned in the aggregate by GCM SPV, GCM SPV2 and SOF.

Grosvenor Capital Holdings, as the sole member of each of GCM GP and GCM L.L.C, may be deemed to beneficially own the 4,140,924 shares of Common Stock owned in the aggregate by GCM SPV, GCM SPV2 and SOF.

GCM Holdings, as the general partner of Grosvenor Capital Holdings, may be deemed to beneficially own the 4,140,924 shares of Common Stock owned in the aggregate by GCM SPV, GCM SPV2 and SOF.

GCM, as the sole member of GCM Holdings, may be deemed to beneficially own the 4,140,924 shares of Common Stock owned in the aggregate by GCM SPV, GCM SPV2 and SOF.

GCM V, as a shareholder of GCM, may be deemed to beneficially own the 4,140,924 shares of Common Stock owned in the aggregate by GCM SPV, GCM SPV2 and SOF.

Mr. Sacks, as the manager of GCM V, may be deemed to beneficially own the 4,140,924 shares of Common Stock owned in the aggregate by GCM SPV, GCM SPV2 and SOF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The percentages used in this Schedule 13G are calculated based upon 240,138,526 shares of Common Stock outstanding as of March 1, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2026.

As of March 31, 2026, (i) GCM SPV beneficially owned approximately 1.5% of the outstanding shares of Common Stock, (ii) GCM SPV2 beneficially owned less than 1% of the outstanding shares of Common Stock, (iii) SOF beneficially owned 0% of the outstanding shares of Common Stock, (iv) GCM GP beneficially owned approximately 1.7% of the outstanding shares of Common Stock, (v) GCM Grosvenor, GCM, L.L.C., Grosvenor Capital Holdings, GCM Holdings, GCM, GCM V, and Mr. Sacks may be deemed to beneficially own approximately 1.7% of the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2024. In addition, each of the Reporting Persons may be deemed to be a member of a group for purposes of Section 13(d) of the Exchange Act with D1 Capital Partners L.P. and Daniel Sundheim.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GCM GROSVENOR IC SPV, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory of GCM, L.L.C., general partner of GCM Grosvenor L.P. (its investment manager) (05/15/2026)
- GCM GROSVENOR IC SPV 2, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory of GCM, L.L.C., general partner of GCM Grosvenor L.P. (its investment manager) (05/15/2026)
- GCM Special Opportunities Master Fund, Ltd.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory of GCM, L.L.C., general partner of GCM Grosvenor L.P. (its investment manager) (05/15/2026)
- GCM Investments GP, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory of Grosvenor Capital Management Holdings, LLLP (its sole member) (05/15/2026)
- GCM Grosvenor L.P.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory of GCM, L.L.C. (its general partner) (05/15/2026)
- GCM, L.L.C.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (05/15/2026)
- Grosvenor Capital Management Holdings, LLLP: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (05/15/2026)
- GCM Grosvenor Holdings, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (05/15/2026)
- GCM Grosvenor Inc.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (05/15/2026)
- GCM V, LLC: /s/ Michael J. Sacks, Michael J. Sacks, Authorized Signatory (05/15/2026)
- Sacks Michael Jay: /s/ Michael J. Sacks, Michael J. Sacks (05/15/2026)